Invest in DIVERTsessions Pop-Up

Technology Retail Entertainment Lifestyle Education

COVID safe outdoor Sports and Education facility helps bridge social inequities

DIVERTBRANDS.COM LOS ANGELES CALIFORNIA


DIVERT
SESSIONS



Action sports saved Zach's and David's lives. No joke. As adolescents, both were headed down very negative paths. Individually, they each had the natural intervention of Action Sports, which taught them incredible life lessons that turned their lives around. Now, they're on a mission to inspire and empower others with Action Sports.

Zach Adamson Founder & CEO @ DIVERTsessions Pop-Up

Why you may want to invest in us...

1. We raised $500k in the first 10 days of our campaign making us a top company on WeFunder.
2. Experts call us mission driven TopGolf for Action Sports like Skateboarding, Surfing & Snowboarding
3. Team is comprised of leaders from TopGolf, Disney, Nike, Universal, Red Bull, X-Games and others.
4. We combat social inequities by providing accessibility to Action Sports and Education
5. Site and operations designed to specifically support social distancing and all COVID safety measures

Why investors ❤ us

WE'VE RAISED $507,000 SINCE OUR FOUNDING



As a real estate investor, I think there will be a continued decline in the need for retail real estate. I believe that location based entertainment concepts like DIVERT are a great solution to transition that deteriorating retail real estate into productive and valuable assets.

Given our current climate surrounding COVID and crowd restrictions, people are eager to get outside and try something new or build on the action sports skills they have acquired in the past. Additionally, the introduction of more action sports in the Olympics will bring more eyes on and interest in the world of action sports possibly encouraging people to try new sports or pick up where they left off.

... *read more*

Matt Dillon Co-owner and Manager DT Legacy Development LLC

LEAD INVESTOR | INVESTING $75,000 THIS ROUND

Phenomenal Idea! I can see this in every major urban area!

Brian P. Ramos



Porque quiero apoyarlos con un granito de arena en esta gran meta, porque lo que hacen es un gran aporte para la sociedad! los admiro mucho!

Karla VELAZCO

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Zach Adamson
Founder & CEO
Current Operator at Nike New Business Innovation Lab, Nike Valiant Labs. Former Experience Designer & Ops Consultant to Fortune 500 Companies.



David Monhait
Co-Founder & President
Current Consultant at Nike New Business Innovation Lab, Nike Valiant Labs, Former Architect, Brand Builder and Seasoned Entertainment, Tech and Sports Entrepreneur.



Zach Shor
Investor & Executive Chairman
Current Head of Development at Toca, Former COO at TopGolf & Head of Innovation at GameStop



Matthew Palmer
Head of Marketing
Current Marketing Exec at MR Profun, Former SVP Marketing at Disney, Former VP Marketing at Discovery.



Eric Klaff
Investor & Head of Operations
Former Director of Operations at Universal Studios Orlando.



Jovar Andrews
Head of Production
Responsible for major brand and experience productions for Coca Cola, Corona, Deadmau5 and more.



Marcus Howard
Head of Activation
Responsible for major experiential marketing campaigns and activations for Amazon, NCAA, Ed Sheeran and more!

In the news

Downloads

DIVERT Pop-up Program Overview WeFunder.pdf

THIS IS THE DIVERTSESSIONS POP-UP


skatepark
wave machine
ski hill
event venue
food & beverage
viewing & dining
view from stage
view from studio
view from ski hill

The DIVERTsessions pop-up is an outdoor Action Sports and Education facility designed for safe, affordable and accessible participation during COVID to anyone and everyone interested in trying these sports or learning something new. Our program is made up of 6 key attractions. A skatepark, a ski/snow hill, a wave machine, a creative education studio, a live event venue and food and beverage service. The program is very exciting, but why is now the right time to launch something like this?

DIVERTSESSIONS POP-UP SUMMARY

Action Sports like Skateboarding, Surfing, Skiing Snowboarding and more are growing exponentially in popularity and only stand to continue to grow with the induction of Skateboarding, Surfing and Freestyle BMX into the Olympics isn 2021.

This popularity is met with very challenging barriers to entry for most of the population because these sports are expensive, they are located far away from urban centers and let's be honest, they can be a little intimidating. This makes accessibility socially and financially inequitable for most, and we are here to change that.

The DIVERTsessions pop-up was created by an industry leading team of experts from TopGolf, Nike, Red Bull, Disney, Universal and more to create a convenient, affordable, supportive and COVID safe answer to this pain in the market.

DIVERT has a proven track record of success and has scaled into this opportunity by showing it's ability to develop action sports facilities around the world, build a strong brand that led to ~$400k in revenue in merchandise and apparel sales in the first 6 months it was launched, and running national educational programing with companies like Red Bull.

If you have interest in becoming an investor in the DIVERTsessions Pop-Up, you will invest alongside industry accredited investors and share in the same financial terms as they do. You will receive all profits from the project until you are fully paid back on your initial investment + an additional 10%. After you have made this 10% return on your investment, the investor pool will then split the additional profits 50%/50% with DIVERTsessions 1 Inc. the company.

After this first Pop-Up, we plan to use the capital the company earned to expand to multiple permanent sites across the country, and as an early stage investor, you would be given the option to take your returns from the pop-up and cash out, or leave your money in the company and grow your investment and impact along with us. We would love to welcome you into the DIVERT family and so please read more below if you are interested, or feel free to reach out directly to the founders with any questions at zach@divertbrands.com and david@divertbrands.com.

66M people are interested in Action Sports, yet less than 9% can afford to participate.

There is a massive untapped market between the number of people who are interested in Action Sports and who can participate. Currently, there are over 52,000,000 potential new Action Sports participants in the US alone which only stands to grow after the induction of Skateboarding, Surfing and BMX into the 2021 Olympics.



NATIONAL ACTION SPORTS INTEREST VERSUS PARTICIPATION
= Interested in Action Sports
= Participating in Action Sports
= Untapped Market
40000000
32000000
24000000
16000000
8000000
0
32,000,000
6,440,000
25,560,000
34,000,000
7,570,000
26,430,000
Ages 6-17
Ages 18-45
Sources:
LA84 Youth Sports Survey 2016
Kids Count Data Center
Active Market Group
Facebook Analytic Insights
DIVERT SESSIONS

Our mission is to make Action Sports, and the surrounding creative lifestyles, more accessible to everyone...

... especially underserved youth or previously excluded populations.


DIVERT SESSIONS

IMAGES FROM DIVERT'S LUZO SKATEPARK BUILD IN SAN JOSE, COSTA RICA

At DIVERT, our Founder's lives were positively DIVERTED by the fortunate interjection of Actions Sports right when they needed it most. These sports taught them valuable life lessons — such as creativity, motivation, resilience, a passion for progression, and appetite for calculated risk, which eventually laid the groundwork for their entrepreneurial futures. 15 years later, DIVERT was born when they realized that they were part of a small, fortunate segment of the population that was able to access, afford and be welcomed into the Action Sports community.

After recognizing the apparent social inequality occurring in the very industry they thought so highly of, they set out to create a brand that would make Action Sports and creative education more accessible to underserved populations. The seed for DIVERT was planted and since then we have created a platform that uses action sports to educate, entertain, and empower anyone to "Achieve Their I'mpossible".

There is already a ton of interest in Action Sports...

This is seen by media viewership, event attendance, and lifestyle product consumption. Even before being inducted into the Olympics, Action Sports, like skateboarding, snowboarding, and surfing, already enjoy massive attention and mainstream appeal as shown by media viewership, event attendance, and consumption of lifestyle products.


OLYMPIC ACTION SPORTS
SNOWBOARDING
FREESTYLE SKIING
SKATEBOARDING
SURFING
FREESTYLE BMX
The International Olympic Committee continues to add Action Sports events to both summer and winter games to capture the attention of millennial and gen-z audiences. Action Sports events continue to be the most attended and highest viewed Olympic Events.
VIEWERSHIP
20M
X-GAMES VIEWERS
In 2019, the X Games were viewed by over 20MM people in the US and televised to 504MM households in 210 countries worldwide. Viewership has increased +10% YoY for the past 3 years.
CONSUMPTION
$12B
VANS SALES REVENUE
Footwear and apparel brand Vans is estimated to make $12M in revenue in 2020 as youth culture becomes more obsessed with the Action Sports Lifestyle.
ATTENDANCE
10K
SLS FINAL ATTENDEES
In 2015, 2016, 2017 and 2018, Street League Skateboarding has sold out its Championships at USC's Galen Center as well as other tour stops around the country.
EVENTS
+300
GLOBAL EVENTS
There are over 300 global Action Sports events each year which generate over $100MM in media investment.
DIVERT SESSIONS

... Now with skateboarding, surfing and freestyle BMX being added to the Summer games in 2021, experts are predicting that these sports are going to explode in popularity due to something we call the "Olympic Effect".


THE OLYMPIC EFFECT
Forbes
"THE OLYMPICS OFFER UNPRECEDENTED GLOBAL EXPOSURE FOR SPORTS LIKE SURFING AND SKATEBOARDING."
REUTERS
"THE GLOBAL EXPOSURE WILL HELP TAKE THE SPORT TO THE NEXT LEVEL OF POPULARITY."
"[SNOWBOARDING] EXPLODED AFTER MAKING IT INTO THE 1998 OLYMPIC WINTER GAMES"
"PEOPLE ARE GOING TO SEE IT'S NOT SOMETHING TO BE FROWNED UPON. IT'S NOT A CRIME. IT'S IN THE OLYMPICS NOW. IT'S SUPER OFFICIAL."
"SNOWBOARDING IS NOT JUST A STAPLE OF THE WINTER GAMES; IT ALSO PROVIDES SOME OF THE HIGHEST RATINGS EVERY FOUR YEARS."
Forbes
"MANY SPORTS WANT TO GET OLYMPIC RECOGNITION BECAUSE IT IS A WAY FOR PUBLIC DEMONSTRATION TO THE WORLD, AND A SURGE OF INTEREST OFTEN FOLLOWS."
DIVERT SESSIONS

...but there are too many barriers for most people to participate.

Despite the overwhelming interest Action Sports, there are high barriers that make Action Sports inaccessible to most. These sports are expensive, geographically distant from urban centers, they lack organized programming and they can be intimidating. As a result, only 1% of kids in the United States are able to surf, only 4% are able to snowboard and only 9% are able to skateboard.


BARRIERS TO PARTICIPATION
EXTREMELY EXPENSIVE
Currently, it costs over $4,800 for someone to snowboard 10 times, not including travel. That's nearly 10% of National Median Income per Household. Surfing costs over $3,400.
GEOGRAPHIC RESTRICTIONS
If you don't live near mountains of a coastline, you must spend significant amounts of money on travel and lodging to access sports like skiing, snowboarding and surfing.
MINIMAL FACILITIES
In Philly, there are 992 locations where you can participate in traditional sports (football, baseball, basketball), compared to only 21 Action Sports locations (surfing, skateboarding, snowboarding).
NON-EXISTANT ORGANIZATION
In Philly, there are 1,283 organizations that support traditional sports (football, baseball, basketball), compared to the only 25 Action Sports organizations (surfing, skateboarding, snowboarding).
DIVERT SESSIONS

Thankfully, there are NEW Action Sports technologies...

Companies like Flowrider, Neveplast and a ton of others have created new technologies like wave machines and dry ski slopes that allow Action Sports like surfing and snowboarding to locate anywhere. The best part is that these technologies have the capacity to dramatically bring down the cost of participation and make them convenient and affordable to large urban populations.



NEW ACTION SPORTS TECHNOLOGIES
WAVE MACHINES
INFINITE SLOPES
DIVERTsessions

...and the retail apocalypse is giving us LOTS of space.

Big box specialty and retail stores are closing— about 100,000 stores closing with an estimated 75,000 more to close by 2026. This has only been accelerated with the impacts of COVID-19 shutdowns. Yikes. Now, there's ample real estate in dire need of revitalization.

Well-capitalized retail landowners are turning to location-based entertainment (LBE) venues to attract guests and save the day. As a result, we are able to get favorable terms and in most cases, financing from the landlords to build out in the empty spaces.

...and the DIVERTsessions Pop-Up was designed and developed to thrive in the post-COVID world.

Addressing the elephant in the room - the global health pandemic. DIVERTsession was actually designed in direct response to the global health pandemic. We realized we could design and develop a site plan and operating standards that intentionally supported 6' social distancing, enabled simple and straight forward sanitation, and made the New Normal part of the everyday at DIVERT. So that is exactly what we did. Our DIVERTsessions park is an outdoor recreation experience, the safest option of any location based offerings.



COVID - 19 OPERATIONS GUIDELINES
DIVERT will abide by, and find ways to exceed all COVID related guidelines within our park as long as the restrictions are in place to maintain a safe, healthy work and visitors environment.
SOCIAL DISTANCE
DIVERTsessions will ensure all guests abide by 6' social distancing ordinances. In all queues, common areas and other parts of the park, there will be no gathering of groups larger than 10.
SANITATION & PROTECTION
Any person on the DIVERT property will be required to wear a protective mask and will be encouraged to wear gloves as well. Sanitation stations and routine cleaning will be required practice.
HEALTH CHECKS
DIVERT will require temperature symptom checks for all guests, vendors and employees that enter the DIVERT property.
EMPLOYEE TESTING
DIVERT will perform routine testing on employees to ensure they are not contagious or a potential source of COVID spread within the DIVERT offering.
CLEAN COMPETITIONS
DIVERT will look to encourage guests to go above and beyond typical standards by creating incentives via social challenges where people can share their "Extreme Clean" practices.
Link to Full COVID Ops Plan
OPERATIONS PLAN | 30

The Opportunity?

Add it up— There is a ton of interest in Action Sports, but participation is restricted, this interest only stands to grow substantially with the induction of these sports into the Olympics. There are new technologies that make it affordable and convenient to participate in Action Sports. There is a surplus of retail real estate and financial support for location-based entertainment concepts. There is more demand for social connection and activity than ever and the DIVERTsessions Pop-up program is intentionally designed to thrive in a post-COVID world.

This creates a major opportunity for someone to create an Action Sports and entertainment concept that uses these new technologies to make Action Sports more accessible and capitalize on the massive demand for participation in these sports.

We Call It DIVERTsessions.

The DIVERTsessions Pop-Up is an Action Sports and Entertainment outdoor recreation experience where anyone and everyone can benefit from the life lessons, community, and positivity of Action Sports and the surrounding lifestyles. The facilities are made up of 6 critical components. A surf machine, skatepark, artificial snow slope, music, art and media studio, food and beverage program, and event venue. Let's have a look:

Semi-Permanent Outdoor Pop-Up


skatepark
wave machine
ski hill
event venue
food & beverage
viewing & dining
view from stage
view from studio
view from ski hill

Permanent Indoor Venue


entry
wave machine
viewing/dining area
event venue
skatepark
snow theater
DIVERTSESSIONS
DIVERTSESSIONS INTERIOR RENDERINGS

Each athletic area comes with a guide to ensure safe and comfortable progression and we supplement the athletic activities with education in videography/photography, art/design, music production and more, so even if you are not the athlete, there is a place for you to learn and progress at DIVERT.


ACTION SPORTS & LIFESTYLE PROGRAMMING
SKATEBOARDING
SURFING
SNOWBOARDING
ENTREPRENUERSHIP
MUSIC
ART & DESIGN
PHOTO/VIDEO
MEDIA PRODUCTION
DIVERTSESSIONS

Our team is our unfair advantage.

We've worked long and hard to put together an All-Star Executive, Advisory and Project team with the accolades and experience that are unmatched in the Action Sports industry.

Our executive and advisory team is comprised of former executives, leaders and operators from TopGolf, GameStop, Disney, Universal, X-Games, Red Bull, Nickelodeon and more.

We have partnered with the world's top real estate, architectural, experiential, engineering, construction, operations, and legal professionals who brought you entertainment destinations and themed attractions like Disney World, Universal Orlando, TopGolf, Putt Shack, iFly, X-Games, Ferrari World, Wet'n'Wild, The Crayola Experience, Kidzania and much more.

Last but not least, we have acquired contracts with incredible athletes who hold multiple X-games gold medals, Olympic medals, and Guinness Book World Records.

(Check our deck for more information.)

We are calculated, relentless and back by a lead investor...

If action sports have taught us anything, it is how to take calculated risks. You can't just ride up to a massive jump without working your way up to it. We've approached developing DIVERT with the same mindset by testing and validating key aspects of the business.

We spun up a merchandise brand called DIVERTcollective. Within the first 5 months, we generated over $350,000 in revenue and sold over 45,000 units of merchandise and apparel. We developed an entrepreneurship program to test out ability to create engaging programming. It immediately got picked up by Red Bull and used across all their college campuses across the country. We tested our ability to build and manage an Action Sports facility by building a skatepark and community center in San Rafael Costa Rica. To date, it has serviced over 500,000 sessions and is a centerpiece of the community. To test our operations, DIVERT partnered with Vans to produce a single day action sports and lifestyle event that taught over 160 at-risk youth skateboarding, music production, street art, photography, and videography.

Our actions to date have caught the eye of multiple accredited investors who have thoroughly vetted our team, concept, business model and timing, and decided this is a smart move with their most valuable asset, their money.

Why we're crowdfunding.

To date, the DIVERT team has been supported by its friends, family, advocates, and supporting community who sincerely believe in its founders and the profound impact that DIVERT will have. It only feels right to give the same group of individuals the opportunity to financially benefit from that support versus relinquishing all of it to anyone else who may not have the same beliefs and motivations to see DIVERT be successful. We want DIVERT to be built by the community, for the community.

How we make money.

DIVERTsessions revenue comes from the following key sources:

- 76% = Ticketing & Memberships

- 16% = F&B, Merch and Memorobilia

- 12% = Event and Event Rental

- 6% = Sponsorships

DIVERTsessions' financial model is based on facility utilization of the capacities of our major attractions which is how many guests are using the attractions or otherwise occupying the space in non-peak times (like weekdays) and peak times (like weekends).

How we make an impact.

The DIVERT business model drives attendance, and revenue, in a handful of ways that enable people of all races, genders and socioeconomic backgrounds to be able to participate in the Action Sports and Creative Education.

The DIVERT programming model offers a number of alternative athletic and educational programs to help youth discover and develop a passion, turn it into a skill and eventually apply it to a successful career and life.


DOING GOOD, WHILE DOING WELL
AFFORABLE PRICING
Sessions only cost $20-25, which is up to 90% cheaper than local alternatives.
SUBSIDIZED SESSIONS
Foundation and Brand Partners are able to subsidize or sponsor sessions for at-risk youth.
CREATE SCHOOL TEAMS & CLUBS
With our partner, Snap Raise, we are able to create teams, finance sessions and safe transportation for student athletes.
CLOSED-LOOP PROGRAMMING
More people attend DIVERT, including underserved youth
Exposure to Action Sports Lifestyle
Discover passions and learn valuable skills
Connection to career opps. thru partners
Encourage others to follow their path
DIVERT SESSIONS

Our roadmap

Now, we're ready to hit the ground running. We need your help to grow DIVERT. We currently have all vendor and partner agreements in place, a lease for our pop-up activation at the Del Amo Mall in Torrance, CA, the majority of the financing in place, and we are awaiting approval from the city to launch the concept once it is deemed safe and opportunistic post-COVID by government agencies and our own internal network of executives and advisors. Only once we receive green lights from the City and industry experts, as well as gather positive data around other similar concepts performance will we responsibly launch the pop-up to meet the pent up demand for meaningful places of connection.

Why Launch DIVERTsessions in Spring 2021?

We have thought long and hard about this question, consulted with industry experts, crunched the data and numbers and have come out on the other end with some clairty.

First, the good news is, our program is already designed to be a COVID safe outdoor recreations experience no matter when it is launched. That said, we wanted to take extra precautions because our guest safety is always our priority. Spring 2021 is a projected safe zone according to all of the cdc's projections regarding a second wave of COVID-19 (See this article for more information https://www.businessinsider.com/second-wave-of-coronavirus-infections-may-peak-in-fall-2020-5). In addition, it seems that by Spring 2021, a vaccine for COVID-19 will have been developed, which will drastically increase general comfort and sense of safety with going to places like DIVERT.

In addition to considerations around COVID-19, our alignment with the 2021 Olympics is an absolute game changer for the success of the business. By launching in Spring 2021 it allows us to get up and running, refine our operations, and align ourselves directly with the pre-marketing and rescheduled 2021 Olympics where Skateboarding, Surfing, and freestyle BMX will make their debut. As a result, we will be able to ride the metaphorical wave of Olympic hype and be the go-to place for future Olympic hopefuls to try these sports in their own community.

Let's build something great together!

For as little as $100, you can invest in DIVERTsessions and join us in our mission to create positive change in countless lives and communities through the power of action sports. Back our project, share our story with your community on your socials and no matter what you do, always push yourself and others to...


ACHIEVE YOUR
I'MPOSSIBLE
DIVERTsessions

Investor Q&A

— COLLAPSE ALL

What does your company do?

DIVERTsessions makes Action Sports more accessible and affordable. Action Sports like skateboarding, surfing, and snowboarding are currently out of reach to many because they are too expensive and too far away. What's worse is that most are shut out from the positive life lessons and community benefits that come with being a part of the Action Sports Lifestyle. DIVERTsessions changes this by situating participation facilities near urban metros and dramatically reducing costs to participate.

Where will your company be in 5 years?

In 5 years, our goal is to have multiple DIVERT facilities across the country. Action Sports already have a global presence and we plan to continue its expansion. The DIVERT team currently has an active pipeline of over a dozen projects in and around major US metros and even more abroad. All with active development partners and active financing partners eager to bring DIVERT to their city. With a little help from you, the DIVERTsessions Pop-Up can turn all of these opportunities into a reality.

Why did you choose this idea?

Action sports saved Zach's and David's lives. No joke. As adolescents, both were headed down very negative paths. Individually, they each had the natural intervention of Action Sports, which taught them incredible life lessons that turned their lives around. Now, they're on a mission to inspire and empower others with Action Sports.

So what can I actually do at a DIVERTsessions facility?

At the DIVERTsessions Pop-Up Experience, you can participate in surfing, boogie boarding and bodyboarding on our wave machine; skateboarding, rollerblading and scootering in our skatepark; and skiing, snowboarding, sledging and tubing on our Snow Experience. We leverage technology to elevate our attractions through automated content capture systems that shoot, cut and send clips of you shredding right to your phone. For those who aren't daredevils, we have creative programming in music, art, photography, videography and more. Anyone can come into DIVERT to hang out, eat and drink from our world-class food and beverage program or catch one of our many events.

How does a DIVERTsessions facility make money?

DIVERTsessions revenue comes from the following key sources:

76% = Ticketing and Memberships
16% = Food and Beverage, Merch and Retail Sales
12% = Events and Venue Rentals
6% = Ancillary Revenue Streams

DIVERTsessions' financial model is based on facility utilization which is how many guests are using the attractions or otherwise occupying the space in non-peak times (like weekdays) and peak times (like weekends).

Our utilization assumptions are benchmarked from popular location-based entertainment concepts like Top Golf and other Action Sports facilities and then reduced by 15%+ to remain conservative.

Our attractions can hold 100 participants every hour. We can't share projections, but we can say that if we only have 15% utilization in off peak times (kids are in school) and 50% utilization in peak times (think Saturday afternoon), we make a sizeable margin and exceed break even on our cost to operate the facility providing investors with a sizable and rapid ROI.

Even with conservative utilization assumptions, DIVERTsessions projects return that are on par with typical event or pop-up activations.

That seems ambitious. What makes you think you as founders can pull this off?

The founders and executive team have the experience and track record launching, operating and scaling businesses, brands, location-based entertainment concepts and themed attractions that were significantly larger or more complex than DIVERT. Here's some quick examples:

As COO at TopGolf, Zach Shor developed and opened over 40 locations and readied TopGolf for the $4B IPO.

As Director of Operations at Universal Orlando, Eric managed a team of over 500 employees, was an operations lead that opened the Wizarding World of Harry Potter, and implemented strategies that earned Universal over $200M.

As SVP of Marketing at Disney Channel, Matt Palmer led a global team of over 75 employees, managed a marketing budget of over $100M and oversaw key launches of shows like “Hannah Montana” and “High School Musical” which earned him the title of “Entertainment Marketer of the Year” from Ad Age.

As CFO of JESwork construction Co.Steve Frey led the origination of multiple mergers and acquisition to ready the company for a sizable exit acquisition. Following the strategy he set forth, he arranged and scaled the company which he then sold for $400m.

... Furthermore, since founding DIVERT, Zach and David are Specialty Consultants to Nike's new business innovation department Nike Valiant labs, where they have helped found and refine the process for how Nike does new business onnovaiton.

As DIVERT we have run numerous business experiments to validate different elements of the our business model:

DIVERTcollective - To test brand resonance and market interest, we created the merchandise and apparel brand DIVERTcollective. Within the first 5 months of launching the brand, we sold over 45,000 units of merchandise and generated over $300,000 in revenue.

DIVERT's Entrepreneurship Program - To test our ability to create engaging and exciting programming, we created DIVERT's Action Sports-themed entrepreneurship program. The program was picked up by Red Bull and became the centerpiece of a social entrepreneurship campaign that ran on hundreds of college campuses nationwide in the Spring of 2017.

Luzo Skatepark - To demonstrate how Action Sports can transform communities, DIVERT led an initiative to repurpose a distressed park by building a new skatepark in San Jose, Costa Rica. In just 6 months, we were able to arrange over $150,000 in value from donors, service providers and major brands like Red Bull, coordinate international logistics for over 65 volunteer builders, design and construct the skatepark and launch programming that is still in place today. To date, the skatepark has served over 100,000 visits and now acts as a safe community gathering space for people of all ages.

DIVERTdayz - To demonstrate demand for and our ability to operate the full scope of DIVERT's envisioned programming in a day we worked with Vans and Element Skateboards to produce DIVERTdayz, an Action Sports and lifestyle event that takes guests of all ages through skateboarding, music production, street art, photography and videography workshops. We were able to staff a team of 30 volunteers to run the event for over 160 guests.

... Between our executive leadership and founder's experience, we're confident that we've put together the best team to make DIVERT a success.

How do I get paid back from my investment?

DIVERT repays its investors no different than any other project, with an extra kicker for our investors. Investors get paid back first from all DIVERTsessions Pop-Up proceeds until they are fully paid back + 10% premium. We then take the entire available profit margin after operating expenses and retained earnings and we disperse the capital 50% to investors and 50% to DIVERTbrands. The disbursements are based on each owner's pro rata amount of the total amount invested.

Why are you crowdfunding your equity versus seeking out venture capital?

DIVERT is built for the community, so it only makes sense that it should also be funded by the community. When people first hear the concept, they immediately want to support, but large legal fees and lengthy agreements tend to be too cumbersome for the average person to be able to contribute. Crowdfunded equity gives the chance for all of those people to get involved in a simple and supportive way. It also ensures that the business is owned and run by those that it is meant to serve. All around it is a big with for the community and DIVERT

What makes you believe your project will be a success?

We believe we have identified the intersection of three major market trends that lead to a massive opportunity. The Action Sports market is significantly underserved. If we are able to make it more affordable and convenient we unlock an audience of 52M people who previously couldn't access Action Sports. The retail market is in dire need of innovative entertainment concepts like DIVERT. After we prove the first activations is performing inline with educated assumption, we will have a deep pipeline of growth opportunities around the US and the world. Furthermore, we have based our business assumptions in the real world numbers from our team of entertainment, real estate and retail subject matter experts. We have been hyper conservative in our approach to developing our business and financial models so that even if the facility is underperforming according to our performa we are still a profitable and healthy business.

How does your for-profit business have a positive impact?

DIVERT is considered a social enterprise. We have an impact in a handful of ways:

Locals Program - For youth who live in a qualifying census tract or meet other qualifications, we will subsidize their sessions through partnerships with brand and local foundations. We retain revenue, the brand and foundations meet their impact goals and it is all around a win-win.

School Leagues - For schools who create Action Sports clubs or teams, our partners SnapRaise will lead fundraising to pay for private practice sessions, equipment and safe transportation to/from our facility.

Direct Economic Impact - From construction throughout operations, DIVERT will create jobs and create tax revenue for the local community.

Commitment to a localized workforce - DIVERT will work with local workforce placement agencies to ensure that, when possible, available positions can be filled by members of the local community.

Indirect Economic Impact - Beyond creating jobs and providing tax revenue, the increased attention and foot traffic around DIVERT will bolster surrounding businesses, especially retail, restaurants and hospitality.

Community Services - DIVERT is affordably and conveniently bringing new activities and positive pastimes to communities and regions where they previously couldn't have existed before to educate and provide opportunity to previously underserved populations.

Aren't Action Sports dangerous? Won't you need a unique or expensive insurance policy?

The DIVERT team has already scoped and priced its insurance policy with a leading risk management and insurance brokerage. Our policy is no different than that of a ski resort or similarly programmed attraction and falls in a standard insurance category.

What makes you different from your competitors?

At DIVERT, we have seen this boom coming for the last four years and have been meticulously testing and readying ourselves for this very moment in time. We have validated the brand, developed the programming, proven our ability to build and manage Action Sports facilities as well as the full DIVERT program, forged the partnerships and put together an industry leading team.

All of this puts us way ahead of any other competitors who are simply opportunistically entering that Action Sports space.

At DIVERT, we obsess over the business and financial success because it enables us to continually grow our impact and positively change lives. At our core, we are a purpose-driven entity that has seen the benefits of Action Sports first hand.

What The Heck Are Action Sports?

Action Sports (also known as Adventure Sports, Alternative Sports, Extreme Sports and other monikers) are sometimes difficult to define. They are typically individual activities that involve some level of risk and coordination at high speeds, heights, or levels of exertion usually involving specialized equipment. There is a seemingly endless list of Action Sports, the most common ones are skateboarding, surfing, skiing, snowboarding and BMX. While these sports are performed individually, there is a beautiful and vibrant community that surrounds it. Of course, you have the athletes, but within the Action Sports community also exists creatives like artists, musicians, photographers and more that are equally as important and create the Action Sports lifestyle. The best part, everyone is welcome, so anyone mis-fit's right in!

COVID-19 has obviously negatively impacted may location based businesses negatively. How does DIVERT plan to ensure that those challenges do not impact the business viability.

The DIVERTsessions Pop-up has been designed in direct reaction to the COVID-19 pandemic in order to create a safe outdoor recreation experience. We have designed the site layout and operational guidelines to support and adhere to 6ft social distancing, mask requirements sanitation guidelines and more.

Outdoor recreation is considered the safest form of activity, and in a time and place where people are dying to get outside and do something, those that have been able to offer well managed outdoor recreation activities have found great success. As an innovative concept built for the new normal, DIVERT's outdoor recreation and entertainment offerings is positioned to be a leader of tomorrow.

In regards to COVID-19, why is Spring 2021 the right time to launch the DIVERTsessions Pop-Up?

There are three critical reasons why we believe that Spring 2021 is a perfect, safe and opportunistic time to launch the Pop-Up.

First, Because our guest safety is always our priority, we have chose Spring 2021 because according to all of the cdc's projections around COVID, Spring of 2021 will be a safe zone after a potential second wave. (See this article for more information https://www.businessinsider.com/second-wave-of-coronavirus-infections-may-peak-in-fall-2020-5).

In addition, it seems that by Spring 2021, a vaccine for COVID-19 will have been developed, which will drastically increase general comfort and sense of safety with going to places like DIVERT. Inevitably this will create an increase in demand for outdoor recreation as people will be confident and comfortable with going out and experiencing these types of experiences for the first time is a year.

We will be waiting with top tier operations, supportive staff and and safe environment for them to come out and hang!

Besides COVID, why is Spring 2021 a great time to launch? How do you benefit from the Olympic debut of Surfing, Skateboarding and Freestyle BMX?

We are looking to launch in the Spring of 2021 because there will be a ton of awareness and hype around the induction of Surfing, Skateboarding and Freestyle BMX into the Olympics.

The Action Sports that we offer will be represented in the media at a level never seen before. This creates validation in the minds of parents and supports their inclination to spend money and allow their kids to participate. Even though there will be more awareness created by the Olympics, people watching at home will get excited and most will still be unable to participate, except for at one place, DIVERTsessions.

Our program will align directly with the Olympics and look to allow those newly interested in the sports due to the Olympic hype the ability to actually come out and try the sports for the first time in a safe, affordable, convenient and comfortable environment.

Action Sports are intimidating, how will the DIVERTsessions Program ensure a safe and comfortable experience for everyone?

Don't we know it! From being afraid of falling, to not wanting to look stupid, not understanding etiquette and much more there's plenty of physical and cultural hurdles to overcome when you're starting out in Action Sports.

At DIVERT, we intentionally designed our experience to provide a safe, comfortable and inviting introduction to Action Sports that resolves all of the typical concerns with getting started. We provide all the protective gear to keep you in one piece, instructors to guide you through each session and create a culture that celebrates the thrills and spills that will undoubtedly be a part of progressing through these sports.

Who are the core customer persona's of the DIVERTsessions Experience?

Alternative Lifestyle Kids - They aren't much for rules and regiment. They love to march to the beat of their own drum, express their individuality, and have as much fun as possible with their friends. Although alternative lifestyle kids used to reside in small pockets, these personality traits have now come to define the majority of the upcoming generations.

Rad Parents - In a lot of ways Rad Parents (and caretakers) are just grown up Alternative Lifestyle Kids. These adults love to share their passions with their kids so they can spend time as a family participating in things that they all love.

Young Professionals - Young Professionals live for new and exciting experiences that they can share with their friends. They also love to support their community and various causes. If they can spend their time doing things that accomplish both then they're game!

Action Sports Enthusiasts - No surprises here. Action Sports Enthusiasts are shredders of all ages that live to participate in various Action Sports and can't get enough of the culture.

Still have questions?

Head over to our website www.divertbrands.com for more or reach out directly to the founders directly (Zach@divertbrands.co and David@divertbrands.co).

Financials

DIVERTsessions Pop-Up has financial statements ending December 31 2019. Our cash in hand is $400,000, as of April 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

August 16 to December 31


$$$$

$0
Revenue



-$3,258
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2019



$400,000
Cash on Hand
As of 04/30/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

DIVERTsessions make Action Sports more accessible and affordable. Action Sports like skateboarding, surfing, and snowboarding are currently out of reach to many because they are too expensive and too far away. What's worse is that most are shut out from the positive life lessons and community benefits that come with being a part of the Action Sports Lifestyle. DIVERTsessions changes this by situating participation facilities near urban metros and dramatically reducing costs to participate.

In 5 years, our goal is to have multiple DIVERT facilities across the country. Action Sports already have a global presence and we plan to continue its expansion. The DIVERT team currently has an active pipeline of over a dozen projects in and around major US metros and even more abroad. All with active development partners and active financing partners eager to bring DIVERT to their city. With a little help from you, the DIVERTsessions Pop-Up can turn all of these opportunities into a reality.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

DIVERTsessions 1 Inc was incorporated in the State of Delaware in June 2019. DIVERTbrands LLC is the parent company of DIVERTsessions 1 inc. DIVERTsessions 1 inc. is wholly owned by DIVERTbrands LLC. The DIrectors and Managers of DIVERTbrands LLC are the same as DIVERTsessions 1 Inc.

Since then, we have:

- We have closed a lead investor worth $400k, all lease vendor agreements.
- DIVERT capitalizes on underserved demand for skate, surf and snow facilities by making them accessible to urban areas.
- Team is comprised of leaders from TopGolf, Disney, Nike, Universal, Red Bull, X-Games and others.
- DIVERT makes Action Sports affordable so everyone can experience the positive impacts of the Action Sports Lifestyle.
- DIVERT capitalizes on the need to repurpose and revitalize shuttered retail and big-box real estate.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets*. As of December 31, 2019, the Company had total assets of $0, including $0 in cash.
- *Net Loss*. The Company has had a net loss of $3,258 for 2019.
- *Liabilities*. The Company's liabilities totaled $0 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

DIVERTsessions 1 Inc cash in hand is $0, as of April 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month.

There have not been material changes to the expenses associated w/ DIVERTsessions 1 since the date our financials cover.

Our expenses will ramp up as we will move into development of the Pop-Up and we use these fund to further the project. During this phase, we will be spending the money from the WeFunder, and other equity sources. We believe we need at least $600k to open the Pop-Up.

At this point, it's difficult to predict when we'll be able to open the Pop-Up, as we're dependent on permits from the city. Once that permit is issued, we believe we'll be able to do so quickly. Our projected (but not guaranteed) monthly revenue, once operating, ranges from ~$650k - $1.1M.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
N/A

Earnings per Share:
-$0.00

Revenue per Employee:
$0

Cash to Assets:
N/A

Revenue to Receivables:
~

Debt Ratio:
N/A

Reviewed Financial Statements- DIVERTsessions 1 Inc..pdf

Risks

1. Insufficient Capital. The Company's capital is limited. Unless future capital is raised in future offerings, the Company may be unable to carry out its business plan. The Company may also be unable to open future locations and carry out its business plan as a result of cost overruns, construction delays or other unforeseen circumstances. If such circumstances occur, there can be no assurance that other funds will be available or available on acceptable terms for the establishment of DIVERTsessions and the other expenses that will be incurred in carrying out the business plan.

2. Non-Liquidation - The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

3. Employees, officers and directors of the Company are a group of highly qualified professionals and are integral to the success of the Company. The Company's ability to attract and retain qualified, motivated and talented staff contributes to the Company's success and failure to recruit and retain such persons might have a material adverse effect on the performance of the Company.

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. Dilution. To carry out its business plan, the Company will likely need to raise capital in the future in addition to 2020 offerings. Such additional capital may be raised through the sale of securities with a price less than, and rights superior to, those offered to the investors in the Offering. The investors in the Offering will not have any preemptive rights to invest in future securities offerings of the Company. As a result, the Shares may be diluted, perhaps substantially, by other investments in the Company.

6. Reliance on Management Team. The Company is dependent upon the efforts of the members of its management team. If the services of those members cease to be available to the Company, or become available to competitors, this could have a material adverse effect on the business, financial results and prospects of the Company.

7. Some members of the management team have limited operating experience in a project of this nature, such as opening new locations in other cities and other qualities from the Company's business plan.

8. Potential Conflicts of Interest. Investors should be aware that there may be occasions when the Company, its principals and their affiliates will encounter potential conflicts of interest in connection with the Company's activities. There may be, for example, a conflict between the interest of the principals to maximize their income from salary and similar payments from the Company and the interest of stockholders of the Company in maximizing the value of their shares.

9 Competitive Marketplace; Industry Risks. The Company generates the majority of its revenue from a single industry and, will be in a single geographic market. An investment in the Company could be considered an undiversified investment with a high concentration of risk. The business of providing location based entertainment of the type contemplated by the Company is competitive. The Company will be competing for market share in that field against other providers, some of whom are more established and better financed than the Company. The market for such experiences may also be subject to negatively impacted by general economic trends, global pandemics, downturns at times of heightened terrorism concerns, and competition from the emergence of new forms of entertainment, among other such risks.

10 Lack of Significant Operating History. The Company has limited operating history. As a result, potential investors may find it difficult to evaluate likely performance.

11 No Assurance of Profit or Distributions; Long-Term Investment. There can be no assurance that the investments of the Company will be profitable or that any dividends or other distributions will be paid to the investors. An investment in the Company is a long-term commitment and there is no assurance of any distribution to the investors prior to or upon liquidation of the Company.

12 Illiquidity. No market in the Company's stock is expected to develop. In light of the fact that the Company's common stock is not tradable, an investment in the Company is an illiquid investment. Investments in the Company's common stock should therefore be considered only by investors financially able to maintain their investment for an extended period of time and who can afford a loss of all or a substantial part of their investment. Investment in the Company's common stock is a long-term commitment, and there is no assurance of any distribution to the investors. The Company has no current plans to be acquired or to sell its securities in a public offering. The Company's common stock has not been registered under federal or state securities laws and is subject to restrictions on transfer contained in such laws.

13 Unequal Dissemination of Information. In the normal course of business, it is anticipated that the Company's management team conduct meetings, provide reports or otherwise share information with investors and potential investors with varying degrees of frequency and specificity or at various points in time. As a result, certain investors may receive a greater depth of information than others regarding the Company's activities.

14 Power of Attorney. For the Crowdfunding and related 506c offering to accredited investors from that time - and only those two offering, the Lead Investor will hold an irrevocable proxy and power of attorney to vote the holder's stock.

15 Redemption. For the Crowdfunding and related 506c offering to accredited investors from that time - and only those two offerings, If an investor holds fewer than 1,000 shares of the Company's common units, the Company may, at any time and from time to time, redeem any or all of the investors' shares of common units at a price per share equal to the fair market value thereof as determined in good faith by the Company's board of directors.

16 Force majeure - There are unforeseen circumstances and external forces that could potentially stall, or halt entirely the development of the DIVERTsessions Pop-Up Experience including but not limited to global pandemics, forces of nature, acts of god and more.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Monhait	Co-Founder & President of DIVERTbrands @ Self Employed	2019
Zachary Adamson	DIVERTbrands @ Self-Employed	2019

Officers

OFFICER	TITLE	JOINED
David Monhait	President	2019
Zachary Adamson	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
DIVERT brands	4,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$24,181	Custom

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	Permitting & Development = 73%, Go-to-Market = 10%, Staff & Operations = 10%, WeFunder intermediary fee = 7%
$1,070,000	Permitting & Development = 50%, Go-to-Market = 30%, Staff & Operations = 13%, WeFunder intermediary fee = 7%

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	4,000,000	Yes

The Funding Portal

DIVERTsessions Pop-Up is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.